26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

October 18, 2017

CONFIDENTIAL

Mr. Larry Spirgel, Assistant Director

Ms. Celeste M. Murphy, Legal Branch Chief

Mr. Courtney Lindsay, Staff Attorney

Mr. Terry French, Accountant Branch Chief,

Mr. Charles Eastman, Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sea Limited
Amendment No. 3 to Registration Statement on Form F-1
CIK No. 0001703399

Dear Mr. Spirgel, Ms. Murphy, Mr. Lindsay, Mr. French and Mr. Eastman:

Our client, Sea Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, today publicly filed its Amendment No. 3 to Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). Subsequent to the filing of the Registration Statement, the staff of the Commission (the “Staff”) made the following oral comment to the Company regarding its Registration Statement. The Staff’s comment is repeated below and followed by the Company’s response.

PARTNERS: Pierre-Luc Arsenault3 | Lai Yi Chau | Henry M.C. Cheng6 | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Damian C. Jacobs6 | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun6

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby6 | Damien Coles6 | Daniel Dusek3 | David M. Irvine6 | Hao - Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel R. Lindsey6 | Peng Qi3 | Robert P.H. Sandes6 | Benjamin Su3 | Jonathan J. Tadd6 | Wenchen Tang3 | Xiaoyao Yin3 | David Zhang3 | Yue Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; # non - resident

Beijing     Boston     Chicago     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

October 18, 2017

Business

1.	In light of the newly added disclosure on page 41 of the Registration Statement, please confirm that the Company is not subject to any material legal or arbitration proceedings, including governmental proceedings pending or known to be contemplated, that would require disclosure under Item 8 of Form 20-F.

The Company confirms that it is not subject to any material legal or arbitration proceedings, including governmental proceedings pending or known to be contemplated, that would require disclosure in the “Legal Proceedings” of the “Business” section of the Registration Statement.

*     *     *

If you have any questions regarding the above, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), Benjamin Su at benjamin.su@kirkland.com, +852 3761 3306 (work) or +852 9881 9371 (cell) or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partners at Ernst & Young LLP: Ken Ong at ken.ong@sg.ey.com, or +65 6309 6768 or Shirley Wong at shirley.wong@sg.ey.com, or +65 6309 6228 (work). Ernst & Young LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

c.c.	Tony Tianyu Hou, Group Chief Financial Officer
Yanjun Wang, Esq., Group General Counsel
Benjamin Su, Esq., Partner, Kirkland & Ellis International LLP
Ben James, Esq., Partner, Kirkland & Ellis International LLP
Ken Ong, Partner, Ernst & Young LLP
Shirley Wong, Appendix K Reviewer, Ernst & Young LLP
James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP